

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Vladimir Shmunis
Chief Executive Officer
RingCentral, Inc.
20 Davis Drive
Belmont, California 94002

> **Re: RingCentral, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 3, 2023**
> **File No. 333-270273**

Dear Vladimir Shmunis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mark Baudler